

August 17, 2010

Mr. Tom Anderson
President, Chief Executive Officer and Chief Financial Officer
Novint Technologies, Inc.
4601 Paradise Blvd., NW, Suite B
Albuquerque, NM 87114

      Re: **Novint Technologies, Inc.**
              Form 10-K/A for the Fiscal Year Ended December 31, 2008
              Filed April 23, 2009
              File No. 000-51783

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 2 – Summary of Significant Accounting Policies

Software Development Costs, page F-8

1. We note that you have approximately $585,000 of capitalized software development costs that you amortize ratably over the estimated life of the product, typically 5 years. Please tell us how you determined that a 5 year amortization period is reasonable. Additionally, describe how you compared these costs to the net realizable value of the product as of December 31, 2008, particularly in light of the following factors:

   - You reported increasing losses from operations and reported cash outflows from operations in each of the past four years.
   - Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.

- You wrote down $218,000 of your inventory balance to net realizable value based upon your lower of cost or market analysis.

  Refer to ASC 985-20-35-4.

Intangible Assets, page F-8

2. We note that you have approximately $680,000 of intangible assets, net of accumulated amortization, consisting primarily of licensing agreements. We further note your conclusion that no impairment loss was required in 2008 or 2007. Please provide us with a detailed description of each license agreement and patent making up your intangible asset balance and include the estimated useful life, and the gross and net amounts of each license and patent as of December 31, 2008. Additionally, please clarify how you determined that an impairment charge was not necessary during 2008 and how you considered the following factors in your impairment analysis:

    - You reported increasing losses from operations and reported cash outflows from operations in each of the past four years.
    - Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.
    - You wrote down $218,000 of your inventory balance to net realizable value based upon your lower of cost or market analysis.

Note 4 – Prepaid Expenses, page F-13

3. We note that prepayments on your royalties comprise approximately $1,585,000 of the prepaid expenses reported on your Balance Sheet as of December 31, 2008. Please describe the nature of the prepaid royalties and how you analyzed the realizability of these prepaid royalties in light of the following factors:

    - You reported increasing losses from operations and reported cash outflows from operations in each of the past four years.
    - Your disclosure on page F-6 and the Report of Independent Registered Public Accounting Firm indicates there is substantial doubt about your ability to continue as a going concern.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief